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                                                                      Exhibit 11

                 Statement of Computation of Per Share Earnings
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

     Year ended December 31,         1996      1995
---------------------------------  --------  --------
Earnings per Common Share:
     Primary                          $2.06     $2.56
     Average shares outstanding     637,160   621,727
     Fully diluted                    $2.06     $2.56
     Average shares outstanding     637,160   621,727
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